EX-99.B8.l.
Amendment to Participation Agreement

This Amendment to that certain Participation Agreement ("Agreement"), is entered into by and among Eaton Vance Variable Trust (the "Trust"), a Massachusetts business trust, on its behalf and on behalf of each separate investment series thereof, whether existing as of the date hereof or established subsequent thereto, (each a "Portfolio" and collectively the "Portfolios"), Eaton Vance Distributors, Inc. (the "Underwriter") and Allianz Life Insurance Company of North America (the "Company") is effective this 1st day of September, 2015.

WHEREAS, the Company, pursuant to the Agreement, purchases shares of Portfolios of the Trust on behalf of the Company's Accounts to fund certain Contracts issued by the Company; and

WHEREAS, the Trust, the Underwriter, and the Company (each a "Party" and, together, the "Parties") seek to enter into this Amendment in order to permit the Parties to deliver the Portfolios' Summary Prospectuses pursuant to the requirements of Rule 498 ("Rule 498") as promulgated under the Securities Act of 1933;

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, the Parties agree as follows:

1.
Capitalized terms used herein but not defined shall have their respective meanings set forth in the Agreement.  For purposes of this Amendment, the terms "Summary Prospectus" and "Statutory Prospectus" shall have the same meanings as set forth in Rule 498.

2.	The Agreement is amended to provide as follows:

a.
The Trust represents, warrants and covenants that the availability of each Portfolio's Statutory Prospectus and certain other Portfolio documents will comply with all applicable requirements of Rule 498, including, in particular, paragraph (e).

b.
(i) The Trust shall be responsible for compliance with the provisions of Rule 498(f)(1) involving Contract owners' requests for additional Trust documents made directly to the Trust.
 (ii) The Company shall be responsible for compliance with the provisions of Rule 498(f)(1) involving Contract owners' requests for additional Trust documents made directly to the Company.  In connection with the Company's obligation to deliver the documents pursuant to a request made directly to it, the Company shall obtain all such documents from the website maintained by Trust and/or the Underwriter for purposes of complying with Rule 498(e), and shall not alter, in any way, such documents.

c.
The Company represents and warrants that any bundling and delivery of Summary Prospectuses and Statutory Prospectuses will be compliant with Rule 498(c) and the greater prominence requirements of 498(f)(2).

3.	The Parties agree that all other provisions of the Agreement, including the indemnification provisions, will apply to the terms of this Amendment as applicable.

4.	The parties agree that the Company is not required to use or distribute Summary Prospectuses to its Contract owners, but rather use of the Summary Prospectus will be at the discretion of the Company.
IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized officer.

Dated as of August 27, 2015.

EATON VANCE VARIABLE TRUST (Fund)

By: /s/            James F. Kirchner
James F. Kirchner
Its:            Treasurer

EATON VANCE DISTRIBUTORS, INC. (Underwriter)

By: /s/            Sean P. Kelly
Sean P. Kelly
Its:            Senior Vice President, Managing Director

ALLIANZ LIFE INSURANCE COMPANYOF NORTH AMERICA (Company)

By: /s/            Brian J. Muench
Brian J. Muench
Its:            Vice President, Investments